SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                            (Amendment No. _______)*

WorldPages.com, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00751B106
(CUSIP Number)

Lawrence D. Hui, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue New York, New York  10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  (Page 1 of 8)



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Page 8 of 8


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Halifax Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,389,145

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,389,145

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,389,145

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.4%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Palladin Group, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,389,145

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,389,145

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,389,145

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.4%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

         WorldPages.com, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         390 S. Woods Mill Road, Suite 150
         St. Louis, Missouri 63017

Item 2(a).        Name of Person Filing:

         The names of the persons  filing this  statement  on Schedule  13G are:
         Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax"), and The Palladin Group, L.P., a Texas limited Partnership ("Palladin"). Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth") is the sole general partner of Halifax. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment manager for Halifax. Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. Both PCM and Yarmouth are controlled by Jeffrey Devers.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

HALIFAX

     The business address of Halifax is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

PALLADIN

         The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

Item 2(c).        Citizenship:

         Halifax is an exempted limited partnership formed under the laws of the Cayman Islands.

         Palladin is a limited partnership formed under the laws of Texas.

Item 2(d).        Title of Class of Securities:

         Common Stock (the "Common Stock")

Item 2(e).        CUSIP Number: 00751B106



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Item              3. If This Statement is Filed  Pursuant to Rule  13d-1(b),  or
                  13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Halifax and Palladin together beneficially own 1,389,145 shares of Common Stock. Palladin is a beneficial owner only by virtue of being the investment manager of Halifax and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

          (b)      Percent of class:

                   Halifax and Palladin's aggregate beneficial ownership of 1,389,145 shares of Common Stock constitutes 6.4% of all of the outstanding shares of Common Stock. Palladin is a beneficial owner only by virtue of being the investment manager of Halifax and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

          (c) Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Not applicable.

                   (ii) Shared power to vote or to direct the vote

                        Halifax and Palladin together have shared power to vote or direct the vote of 1,389,145 shares of Common Stock. Palladin is a beneficial owner only by virtue of being the investment manager of Halifax and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                        Not applicable.

                   (iv) Shared power to dispose or to direct the disposition of

                        Halifax and Palladin together have shared power to dispose or direct the disposition of 1,389,145 shares of Common Stock. Palladin is a beneficial owner only by virtue of being the investment manager of Halifax and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a).

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: March 6, 2000

                               HALIFAX FUND, L.P.
                         By: Yarmouth Investments Ltd.,
                                            General Partner


                                            By:      /s/ Robert Chender
                                                     Robert Chender
                                                     Authorized Person


                            THE PALLADIN GROUP, L.P.
                      By: Palladin Capital Management, LLC,
                                            General Partner


                                            By:      /s/ Robert Chender
                                                     Robert Chender
                                                     Authorized Person

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of WorldPages.com, Inc. dated March 6, 2000 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: March 6, 2000

                               HALIFAX FUND, L.P.
                         By: Yarmouth Investments Ltd.,
                                            General Partner


                                            By:      /s/ Robert Chender
                                                     Robert Chender
                                                     Authorized Person


                            THE PALLADIN GROUP, L.P.
                      By: Palladin Capital Management, LLC,
                                            General Partner


                                            By:      /s/ Robert Chender
                                                     Robert Chender
                                                     Authorized Person